UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

OR

☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-11961

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARRIAGE SERVICES 401(K) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  CARRIAGE SERVICES, INC. 1900 ST. JAMES PLACE, FOURTH FLOOR, HOUSTON, TEXAS 77056

CARRIAGE SERVICES 401(K) PLAN

*           Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.  Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2004 has been omitted because all investment transactions in the Plan were participant directed and, therefore, not reportable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Carriage Services 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Carriage Services 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 27,2005

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS

Cash	$582	$—

Investments at fair value:
Common/collective trusts	822,141	—
Registered investment companies (mutual funds)	11,338,086	10,544,405
Carriage Services, Inc. common stock	516,966	421,720

Participant loans receivable, at cost	205,454	198,632

Total investments	12,882,647	11,164,757

Contributions receivable:
Employer	—	7,174
Participant	—	46,670

Total contributions receivable	—	53,844

Total assets	12,883,229	11,218,601

LIABILITIES

Excess contributions payable	57,477	124,922

Total liabilities	57,477	124,922

Net assets available for benefits	$12,825,752	$11,093,679

The accompanying notes are an integral

part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributable to:
Investment income:
Dividends and interest	$234,615	$137,904
Net appreciation in fair value of investments	1,213,772	2,024,824

Total investment income	1,448,387	2,162,728

Contributions:
Employer	277,133	220,482
Employee	1,847,934	1,573,788
Rollovers	121,921	59,125

Total contributions	2,246,988	1,853,395

Total additions	3,695,375	4,016,123

Deductions from net assets attributable to:
Benefit payments to participants	1,838,585	1,605,597
Administrative expenses	124,717	15,334

Total deductions	1,963,302	1,620,931

Increase in net assets available for benefits	1,732,073	2,395,192

Net assets available for benefits, beginning of year	11,093,679	8,698,487

Net assets available for benefits, end of year	$12,825,752	$11,093,679

The accompanying notes are an integral

part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan

The following brief description of the Carriage Services 401(k) Plan (“the Plan”) provides only summarized information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

            General

The Plan was established March 19, 1993 as a defined contribution plan covering all full-time employees of Carriage Services, Inc. and its subsidiaries (the “Company”).  Employees hired prior to March 1, 2004 are automatically eligible to participate in the Plan.  Employees hired subsequent to March 1, 2004 who have worked 1,000 hours within the Plan year and who have completed one year of service and attained the age of twenty-one are eligible to participate.

            Administration

The Plan is administered by the Company and accordingly certain administrative functions are performed by officers or employees of the Company.  No officers or employees receive compensation from the Plan.

Smith Barney Corporate Trust Company served as Custodian and Trustee of the Plan and CitiStreet Associates, L.L.C. served as recordkeeper for the Plan until April 1, 2004. Subsequent to April 1, 2004, Hand Benefits & Trust Company serves as Custodian, Trustee, and recordkeeper of the Plan.

            Contributions

Each year participants may contribute from 1% to 92% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) ($13,000 in 2004 and $12,000 in 2003) of the Internal Revenue Code.  Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending with or after the participant’s 50th birthday.  Participants’ total catch-up contributions during 2004 and 2003 cannot exceed $3,000 and $2,000, respectively.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company elected to make discretionary contributions on behalf of each participant of 25 percent of the participant’s elective contribution up to 5 percent of the participant’s compensation during 2004 and 2003.  During 2004 and 2003, the Company made discretionary contributions of $277,133 and $220,482, respectively, to the Plan.  Additionally, the Plan provides for discretionary non-elective contributions.  The Company contributions are invested directly in the various investment options, as directed by the participant.  Company matching contributions are generally computed bi-weekly.  Discretionary non-elective contributions would generally be computed annually.  There were no discretionary qualified non-elective contributions made during 2004 or 2003.

            Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are fully vested in their elective contributions.  Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document).  Prior to retirement age, a participant’s interest in employer contributions made in the participant’s behalf vest in accordance with the following schedule:

Percent of
Years of	Non-forfeitable
Service	Interest
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

            Participant Loans Receivable

Participants may borrow from their fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance.  Loan repayments are calculated on a fully amortized basis. Loans are collateralized by the vested balance in participant’s accounts and bear interest at a rate commensurate with market rates for similar loans (9.75% during the period ended December 31, 2004 and 9.75% to 10.75% during the period ended December 31, 2003)

            Payment of Benefits

In the case of a participant’s retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

            Forfeited Accounts

                                    All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death).  Forfeitures are used to reduce future employer contributions.  During 2004 no forfeitures were used to reduce employer contributions. During 2003, forfeited non-vested accounts of $35,112 were used to reduce employer contributions.

Administrative Expenses

The Company pays all administrative costs, with the exception of loan set-up and maintenance fees, which are paid by a reduction in the loan proceeds of those participants borrowing from their accounts.

                                    Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their total account balance.

2.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

            Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

            Reclassifications

Certain items in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.  Such reclassification had no effect on net assets available for benefits or the change in net assets available for benefits.

Investment Valuation

Investments in common/collective trusts and registered investment companies (mutual funds) are stated at fair value.  Participant loans receivable are stated at cost, which approximates fair value.  Common stock is valued at fair value as determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.         Risks and Uncertainties

The Plan provides for various investment options.  These investments are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4.         Investments

The following individual investments each represent five percent or more the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Dreyfus Founders Growth Fund	$—	$1,758,535
MCM Stable Asset Fund	—	1,182,036
Scudder Large Company Value Fund	—	1,832,950
Wasatch Core Growth Fund	—	1,779,812
Lazard Small Capital Portfolio	—	1,171,107
UBS International Equity Fund	—	695,519
American Growth Fund of America	1,796,279	—
Garthmore Morley Stable Fund	1,591,324	—
PIMCO Total Return Fund	1,394,625	—
Templeton Foreign Fund	1,177,372	—
Third Avenue Value Fund	1,194,912	—
Van Kampen Comstock Fund	1,940,986	—
Wasatch Core Growth Fund	2,142,122	—

During the years ended December 31, 2004 and 2003, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2004	2003
Common/collective trusts	$52,680	$—
Mutual funds	1,021,397	2,054,744
Company common stock	139,695	(29,920)

Net appreciation in fair value of investments	$1,213,772	$2,024,824

5.         Party-In-Interest Transactions

During the years ended December 31, 2004 and 2003, the Plan engaged in purchase and sales transactions for shares of the Company’s common stock, as follows:

	2004	2003
Balance at beginning of year	$421,720	$441,307
Purchases of the Company’s common stock	22,340	81,286
Sales of the Company’s common stock	(66,789)	(70,953)
Change in value of the Company’s common stock	139,695	(29,920)

Balance at end of year	$516,966	$421,720

The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions.

Effective April 1,2004, shares of the Company’s stock are no longer an available investment option for future contributions.

6.         Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, the related trust is tax exempt as of the date of the financial statements.

SUPPLEMENTAL SCHEDULE

CARRIAGE SERVICES 401(K) PLAN

SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

EIN:  76-0339922

PN:   001

		(c) Description of Investment,
		Including Maturity Date, Rate
	(b) Identity of Issuer, Borrower,	of Interest, Collateral, Par or
(a)	Lessor or Similar Party	Current Maturity Value	(e) Value***
*	Carriage Services, Inc.	Common Stock	$516,966
*	Hand Benefits & Trust Company	Equity Index 500 Fund	238,655
*	Hand Benefits & Trust Company	SMART Aggressive Fund	251,670
*	Hand Benefits & Trust Company	SMART Moderately Aggressive Fund	231,064
*	Hand Benefits & Trust Company	SMART Conservative Fund	100,752
	American Funds	American Growth Fund of America	1,796,279	**
	Fidelity Investments	Fidelity Advisor Mid Cap Fund	100,466
	Gartmore	Gartmore Morley Stable Fund	1,591,324	**
	PIMCO	PIMCO Total Return Fund	1,394,625	**
	Franklin Templeton	Templeton Foreign Fund	1,177,372	**
	Third Avenue	Third Avenue Value Fund	1,194,912	**
	Van Kampen	Van Kampen Comstock Fund	1,940,986	**
	Wasatch	Wasatch Core Growth Fund	2,142,122	**
*	Participant Loans	Loans to participants bearing interest at 9.75% per year	205,454

	Total assets held for investment purposes		$12,882,647

*                             Represents a party-in-interest.

**                      Represents investment comprising at least 5% of net assets available for benefits.

***               Cost information is not presented because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CARRIAGE SERVICES 401(K) PLAN

Date: June 29, 2005	By:	/s/	W. Clark Harlow
W. Clark Harlow
Vice President and Treasurer of Carriage Services, Inc. (Plan Administrator of the Carriage Services 401(K) Plan)